UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

American Locker Group Incorporated

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

027284108

(CUSIP Number)

Taylor H. Wilson Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 027284108

1.	Names of Reporting Persons John Edward Harris
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
Number of shares of Common Stock Beneficially Owned by Each Reporting Person With	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization United States of America
	7.	Sole Voting Power 103,217 (1)
	8.	Shared Voting Power 0
9.	Sole Dispositive Power 103,217 (1)
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,217 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 72,576 shares of Common Stock held by the reporting person through his Individual Retirement Account (“IRA”).
(2)	Based upon 1,683,985 shares of Common Stock issued and outstanding as of August 13, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2012, filed with the Securities and Exchange Commission on August 14, 2012.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule”) relates to shares of common stock, par value $1.00 per share (“Common Stock”), of American Locker Group Incorporated (the “Issuer”) beneficially held by the reporting person. The address of the principal executive offices of the Issuer is 2701 Regent Blvd., Suite 200, DFW Airport, Texas 75261.

Item 2. Identity and Background.

(a)	Name: John Edward Harris.

(b)	Business Address: 2701 Regent Blvd., Suite 200, DFW Airport, Texas 75261.

(c)	Present Occupation: Vice President and Senior Portfolio Manager for Bank of Texas.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On August 31, 2012, the reporting person, through his self-directed IRA, purchased 72,576 shares of Common Stock in the open market at a price of $1.50 per share for an aggregate purchase price of $108,864. The reporting person purchased or otherwise acquired the securities covered by this Schedule with personal funds, including funds held through his IRA. None of the shares of Common Stock held by the reporting person have now or ever been pledged for any loans nor used for other margin purposes.

Item 4. Purpose of Transaction.

The foregoing acquisition was made for investment purposes. The reporting person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. The reporting person currently serves as a director of the Issuer. In his capacity as Non-Executive Chairman of the Board of Directors of the Issuer, he will participate in, and has the opportunity to vote on, matters that are presented to the Board of Directors of the Issuer, including sales of assets, extraordinary corporate transactions and changes to the Issuer’s capitalization, business or corporate structure.

Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the reporting person may also acquire additional shares, or sell all or part of his shares, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of his general investment policies, or other factors, the reporting person may formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock. The foregoing is subject to change at any time, and there can be no assurance that the reporting person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the shares of Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page hereto and includes 72,576 shares of Common Stock held by the reporting person through his IRA.

(b) (i) sole	power to vote or to direct the vote:

See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.

(c)	Except as set forth below, during the past 60 days, the reporting person has not engaged in any transactions in the Common Stock of the Issuer. On August 31, 2012, the reporting person, through his self-directed IRA, purchased 72,576 shares of Common Stock on the open market at a price of $1.50 per share for an aggregate purchase price of $108,864.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially held by the reporting person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2012	JOHN EDWARD HARRIS

/s/ John Edward Harris